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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                                                   January  2002

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases:  1/8, 3/7, 3/27, 4/17, 5/21, 5/22, 6/5, 6/17, 6/19, 6/25, 7/15, 7/17, 8/1, 9/10, 9/16, 9/19, 9/23, 9/30, 10/24, 11/22, 12/2 and 12/17

2.  Notice of Meeting, Information Circular, and Form of Proxy, 1/29/2002

3.  Early warning report, 7/25/2002

4. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

    Quarter Ended August 31, 2001

5. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

    Quarter Ended November 30, 2001

6. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

    Quarter Ended February 28, 2002

7. Form 51-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

    Quarter Ended May 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing  the  information  contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7                                                                                                    Tel: 604-273-7051  Fax: 604-273-7051

CNDX EXCHANGE SYMBOL: DSM

January 8, 2002.

NEWS RELEASE

DESERT SUN MINING CORP.  is pleased to announce that the Company has signed a letter of intent with WILLIAM MULTI-TECH INC. whereby WILLIAM MULTI-TECH INC. has agreed to option its Jacobina gold property in Brazil to DESERT SUN MINING CORP. for a 2-year period based on the following terms and conditions:

DESERT SUN MINING CORP. will option all exploration rights to the Jacobina paleoplacer gold property in Brazil, excluding the two operating mines on the property, which cover some two kilometers of strike length. The total land position is approximately 64 kilometres long and two to four kilometres wide.

DESERT SUN MINING CORP. agrees to spend up to $1,000,000 (US) on the property over the two–year period to earn a 51% interest. If DESERT SUN MINING CORP. spends less that the stipulated amount, its earned interest will be calculated and based on the following guidelines:

•        Less than $500,000: 0%.

•        Between $500,000 and $1,000,000: prorated from 10 % to 51%, based on the funds spent.

After the two-year period, DESERT SUN MINING CORP. will have the option of putting the property into production and /or conducting further exploration, which will be funded on a 50:50 basis by DESERT SUN MINING CORP. and WILLIAM MULTI-TECH INC..  DESERT SUN MINING CORP. will be responsible for providing an independent consultant’s report, to the satisfaction of WILLIAM MULTI-TECH INC., on the next steps to be taken at Jacobina.  WILLIAM MULTI-TECH INC. will have the right to dilute its interest to a 20% carried net profits interest if DESERT SUN MINING CORP. can finance the project and   WILLIAM  MULTI-TECH  INC.  decides  not  to  match  its contribution.

DESERT SUN MINING CORP. agrees to pay WILLIAM MULTI-TECH INC. a non-refundable deposit of $25,000 (Cdn) upon the closing of this transaction and after further due diligence by DESERT SUN.

The formal agreement is subject to all regulatory approvals and the approval of the Board of Directors of both companies.

DESERT SUN MINING CORP. also wishes to announce that it has agreed to a $570,000 private placement of its securities, which will consist of the sale of 3,000,000 units at $0.19 per unit.  Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.25 during the first year of the warrant and for $0.28 during the second year of the warrant.  A finder’s fee is payable.

The proceeds from the private placement will be used for general working capital, and the transactions referred to in this News Release are subject to its acceptance for filing by the Canadian Venture Exchange.

DESERT SUN MINING CORP.

“Thomas R. Tough”

Thomas R. Tough, P.Eng. President.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7                                                                                                     Tel: 604-273-7051  Fax: 604-273-7051

CNDX SYMBOL: DSM

March 07, 2002

NEWS RELEASE

Desert Sun Mining Corp. wishes to announce that it has completed its 2001 Annual General Meeting as of the 28th day of February, 2002 and the following persons were elected to the Board of Directors:

Thomas R. Tough

Curtis Huber

Satwinder Banipal

Stan Bharti

Michael Hines

Stan Bharti was appointed President, Jatwinder Sidhu was appointed Secretary and Lakhwinder Janda was appointed Chief Financial Officer of the Company.

In addition, the shareholders appointed DeVisser Gray as the auditor for the Company for the ensuing year.

The Company is currently pursuing the acquisition of an interest in a paleoplacer gold property in Brazil and is negotiating with a third party to participate in the Tubutama Borate Project in Mexico.

On Behalf of the Board of Directors,

“Thomas R. Tough”

Thomas R. Tough, P. Eng. Director.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7                                                                                           Tel: 604-273-7051  Fax: 604-273-7051

CNDX SYMBOL: DSM

March 27, 2002

NEWS RELEASE

DESERT SUN MINING CORP. wishes to announce that it has cancelled a $570,000 private placement of its securities, announced on January 08, 2002, consisting of the sale of 3,000,000 units at $0.19 per unit. Each unit consisting of one common share and one two-year non- transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.25 during the first year of the warrant and for $0.28 during the second year of the warrant.  The Placees did not accept the increased unit price set by the Canadian Venture Exchange.

The Company is currently carrying out due diligence of data while negotiating the acquisition of an interest in a recent past-producing paleoplacer gold property in Brazil.

The Company is continuing with negotiations with a third party to participate in the Tubutama

Borate Project in Mexico.

On Behalf of the Board of Directors,

“Thomas R. Tough”

Thomas R. Tough, P. Eng. Director.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7                                                                                                  Tel: 604-273-7051  Fax: 604-273-7051

TSX VENTURE EXCHANGE SYMBOL: DSM

April 17, 2002

NEWS RELEASE

DESERT SUN MINING CORP. wishes to announce that it has agreed to a $100,000 private placement of its securities, which will consist of the sale of 500,000 units at $0.20 per unit.  Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.25 during the first year of the warrant and for $0.28 during the second year of the warrant.  There will not be a Finder’s Fee payable.

The proceeds from the private placement will be used for general working capital, and Placement is subject to its acceptance for filing by the TSX Venture Exchange.

On Behalf of the Board of Directors,

“Thomas R. Tough”

Thomas R. Tough, P. Eng. Director.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

TSX VENTURE EXCHANGE SYMBOL: DSM

May 21, 2002

Desert Sun Mining Corp. Completes $100,000 Private Placement

DESERT SUN MINING CORP. wishes to announce that it has completed a $100,000 private  placement of its securities, which consists of the sale of 500,000 units at $0.20 per unit.  Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.25 during the first year of the warrant and for $0.28 during the second year of the warrant.  The proceeds from the private placement will be used for general working capital. There was no Finder’s Fee paid.

On Behalf of the Board of Directors,

“Stan Bharti”

Stan Bharti, P. Eng.

President.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

TSX VENTURE EXCHANGE SYMBOL: DSM

May 22, 2002

Desert Sun Mining Corp. Signs An Agreement to Earn 50% of Jacobina Mineracao E Comercio SA

Historical gold producer in Brazil with over 3.5 million ounce resource

DESERT SUN MINING CORP. wishes to announce that it has signed an agreement with William Multi-Tech Inc., whereby Desert Sun Mining Corp. can earn a 50% ownership interest in William Multi-Tech Inc.’s wholly owned subsidiary, Jacobina Mineracao E Comercio SA.   Jacobina Mineracao E Comercio SA. owns the Jacobina Mine gold mining operations and assets located 17 kilometres south of the town of Jacobina in Bahia State, Brazil. Jacobina has a population of some 70,000 and is situated 340 kilometres northwest of Salvador, the Bahia State capital.

The agreement calls for Desert Sun Mining Corp. to spend US$2,000,000 on the property, on or before December 31, 2004, to earn its 50% ownership interest in Jacobina Mineracao E Comercio SA.   After the earn-in option is exercised, Desert Sun Mining Corp. and William Multi-Tech Inc. have agreed to form a Joint Venture to bring about commercial production. Provided Desert Sun Mining Corp. has advanced no less than US$500,000 on account of mining work Desert Sun Mining Corp. will retain a percentage interest in and to the property equal to that percentage calculated by dividing amount of contribution towards Mining costs by $1,000,000 X 50%.

Desert Sun Mining Corp. will be the Operator and a Management Committee shall manage the business and affairs of the Joint Venture.

The Jacobina Mine is comprised of paleoplacer deposits consisting of economic concentrations of gold in pyritiferous quartz-pebble conglomerates and has similarities to the Witwatersrand gold deposits of South Africa. The gold is contained in the matrix of the quartz pebble conglomerates. The deposits are covered by Mineral Rights comprising 5,998 hectares over which mining concessions are held, exploration concessions have been granted for 4,745 hectares and some 23,000 hectares cover exploration claims. The property covers a strike length of some 57 kilometres and is 2.5 to 4.0 kilometres wide. Mining activity and outlined resources lie within 15 kilometres of the strike length of the mineralized conglomerate beds.

The milling and beneficiating plant is capable of processing some 4,000 tonnes per day. Production has been from two underground mines that supply a processing plant comprised of conventional cyanide leach (CIP – carbon-in-pulp), elution and zinc precipitation (Merrill-Crowe) followed by smelting. The mining operations were put on standby in early 1999 due to low gold prices.

Reserves and resources from three areas reported by Micon International Limited (May, 1998) using the classification system of the Canadian Institute of Mining and Metallurgy are as follows:

Mineral Resources

Measured

   2,753,000 tonnes grading 2.68gm/t containing    237,400 oz. Gold.

Indicated

  12,271,000 tonnes grading 2.91gm/t containing 1,146,500 oz. Gold.

Inferred

  22,947,000 tonnes grading 3.10gm/t containing 2,285,886 oz. Gold.

TOTAL

  37,971,000 tonnes grading 3.01gm/t containing 3,669,786 oz. Gold.

Proven and Probable Reserves

Proven

 1,231,541 tonnes grading 2.48gm/t containing 98,379 oz. Gold.

Probable

10,312,440 tonnes grading 2.61gm/t containing 865,753 oz. Gold.

TOTAL

11,543,981 tonnes grading 2.60gm/t containing 964,132 oz. Gold.

In the latter part of 1997 William Multi-Tech Inc. drilled a 200-metre diamond drill hole in the Canavieiras Mine to verify previous drilling carried out 170 metres to the west in 1985. Previous drilling intersected 25.9 metres grading 4.65 gm. gold/tonne, whereas the 1997 drilling cut a true width of 24.0 metres with a grade of 7.07 gm. gold/tonne.

There are excellent opportunities to expand on the resources and reserves in the existing mines, mine areas and regional exploration. There is good open pit potential along the strike of the mineralized conglomerates.

Desert Sun Mining Corp. is also pleased to announce that Noble House Investments has been appointed to assist with Investor Relations.

Desert Sun Mining Corp. has  cancelled 650,000 options at $0.12.  Desert Sun Mining Corp. has also granted 650,000 new options at $0.25 per share, subject to regulatory approval.

On Behalf of the Board of Directors,

“Thomas R. Tough”

Thomas R. Tough, P. Eng.

Director.

Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

TSX VENTURE EXCHANGE SYMBOL: DSM

June 5, 2002

Desert Sun Mining Corp. Announces Appointment of Two Senior Geologists To The Exploration Team

Dr. Bill Pearson and Mr. Godfrey Walton bring over 50 years of collective exploration international experience to DSM and complement existing in-house expertise

DESERT SUN MINING CORP. is pleased to announce the appointment of two geologists on a consulting basis to the Corporation.

Dr. Bill Pearson Ph.D., P.Geo, will act as a consultant and Vice-President of Exploration for Desert Sun Mining Corp. effective immediately.  Dr. Pearson is an economic geologist with over 27 years experience in the national and international mining industry.  He received a B.Sc. in Honours Geology in 1974 from UBC and M.Sc. and Ph.D degrees in 1977 and 1980, respectively from Queen’s University.  From 1980 to 1990 he was an associate partner with the geological and mining consulting firm of Derry Michener Booth & Wahl.  In 1990 he formed Pearson, Hofman & Associates (PHA) to provide geological and computing services to the international mining industry.  Dr. Pearson was appointed Vice President of Exploration for William Resources Ltd., and was responsible for exploration at mine sites in Sweden, Finland, Brazil and Mexico.  Since 1999, he has been an independent consultant and director of several junior mining companies and has worked on a wide range of projects from grassroots exploration through to advance exploration and mine development in a wide variety of geological environments.  Dr. Pearson is based in Toronto, Canada.

Mr. Godfrey Walton is based in Vancouver, British Columbia.  Mr. Walton is a consulting geologist with 28 years experience in the mining industry working for a wide variety of major and junior mining exploration companies in Canada, South America, Africa and Southeast Asia.  He has worked on gold, copper, zinc, uranium projects from conception to final feasibility study.  Three of the projects have successfully been put into production.  Mr. Walton has extensive experience in mines in Canada and around the world, with particular emphasis in British Columbia.

Mr. Thomas Tough, P.Eng, is a Director of Desert Sun Mining Corp. and a geologist with over 30 years of experience.  He will work with Dr. Pearson and Mr. Walton on the Jacobina Project and in evaluating other potential exploration targets.

Desert Sun Mining Corp. (“DSM”) is an emerging exploration gold company.  DSM has on option on acquiring a 50% interest in the Jacobina Property and Mine in Brazil by spending U.S. $2 million on exploration.  Jacobina has one of the largest gold resources in Brazil with over 3 million ounces.

The Jacobina Mine is comprised of paleoplacer deposits consisting of economic concentrations of gold in pyritiferous quartz-pebble conglomerates and has similarities to the Witwatersrand gold deposits of South Africa and the Tarkwa Mine in Ghana.  The Tarkwa Mine has over 17 million ounces in resources and produced 440,000 ounces last year at a cash cost of U.S. $155 per ounce.  The gold is contained in the matrix of the quartz pebble conglomerates. The deposits are covered by Mineral Rights comprising 5,998 hectares over which mining concessions are held, exploration concessions have been granted for 4,745 hectares and some 23,000 hectares cover exploration claims. The property covers a strike length of some 57 kilometres and is 2.5 to 4.0 kilometres wide. Mining activity and outlined resources lie within 15 kilometres of the strike length of the mineralized conglomerate beds.

The exploration program will consist of geophysics, telestart mapping and over 5,000 metres of diamond drilling.

In the latter part of 1997 William Multi-Tech Inc. drilled a 200-metre diamond drill hole in the Canavieiras Mine to verify previous drilling carried out 170 metres to the west in 1985. Previous drilling intersected 25.9 metres grading 4.65 gm. gold/tonne, whereas the 1997 drilling cut a true width of 24.0 metres with a grade of 7.07 gm. gold/tonne.

DSM also continues to seek other targets in gold exploration, particularly in British Columbia, where recent favourable changes in mining laws provide an excellent opportunity for further gold exploration and mining.

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

  www.desertsunmining.com

TSX VENTURE EXCHANGE SYMBOL: DSM

June 17, 2002

Desert Sun Mining Commences Planning for Major Exploration Program at the Jacobina Mine in Brazil

Historical gold producer in Brazil with over 3.5 million ounce resource

DESERT SUN MINING CORP.  announces that it has commenced planning for a major exploration program on the Jacobina Mine property in northwestern Bahia State, Brazil.  Desert Sun Mining can earn a 50% ownership in Jacobina by spending US$2,000,000 over the next two years.

Gold at Jacobina is associated with extensive quartz pebble conglomerates similar to the Witwaterstrand, South Africa and Tarkwa, Ghana gold deposits.  Reefs at Jacobina are exposed over a strike length of 37km and likely extend much further under cover.  The property covers a strike length of 57 kilometres of the favourable Serra do Corrégo Formation.  The mining activity and outlined resources are within only 15 kilometres of this total strike length with only limited exploration on the remainder of the belt which has many garimpeiro (free miner) workings.  There is also excellent potential for higher grade deposits associated with shear zones and ultramafics as well as open pittable heap leach deposits.

Desert Sun Mining plans an integrated exploration program which will commence with analysis of remote sensing data and compilation of historical data, using a geographical information system (GIS), and 3D-modelling software.  A detailed helicopter-borne magnetic, electromagnetic and radiometric survey at 100 metre line spacing and totaling approximately 2500 line kilometers is planned.  Ground followup will include geological mapping, sampling, trenching and prospecting with ground geophysical surveys  (induced polarization and electromagnetic) over selected targets.  Over 7000 meters of diamond drilling is planned to followup known targets and new targets outlined in the planned program.  The first drilling will followup the 24.0 metres of 7.07 gm intersected at Canavieiras in 1987.  The program is expected to commence this fall.  Desert Sun Mining is in advanced discussions with several potential investors to complete a financing for the first phase of this program for 2002.

Dr. Bill Pearson, P.Geo. Vice President Exploration notes that “Just by an initial review of historical data, Jacobina has already identified 14 exploration targets.” Pearson further noted: “The mine has been on care and maintenance for the past four years with the records well preserved.  We are currently re-assembling the technical team that worked at the mine and have retained former mine manager Kurt Munchen to manage logistics of our program.”

Desert Sun Mining is pleased to announce the launch of  its website at www.desertsunmining.com.  This site will be updated regularly to keep investors informed on the companies expanding activities.

Desert Sun Mining is an emerging gold exploration and development company.  In addition to Jacobina, Desert Sun Mining continues to seek other targets in gold exploration, particularly in British Columbia, where recent favourable changes in mining laws provide an excellent opportunity for further gold exploration and mining.

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

www.desertsunmining.com

TSX VENTURE EXCHANGE SYMBOL: DSM

June 19, 2002

Desert Sun Mining Announces New Board Member

Mr. Bojtos brings over 30 years of mining experience to DSM

DESERT SUN MINING CORP.  is pleased to announce the addition of Mr. Peter Bojtos to the Desert Sun Mining Corp. Board of Directors.  Mr. Bojtos is a Professional Engineer with over 30 years of worldwide experience in the mining industry. He has a strong background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operations and decommissioning.

Mr. Bojtos graduated from the University of Leicester, England following which he worked at mines in West Africa, the United States and Canada. Then for 12 years he worked in Toronto for Kerr Addison Mines Limited, a Noranda Group company, in increasingly senior management and officer positions. From 1992 to 1993, Mr. Bojtos was the President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation, which operated precious metal mines in the United States. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources Limited, a company which was constructing gold mines in Central America.

For the past 6 years Mr. Bojtos has been an independent director of several mining and exploration companies including William Resources Inc., Sahelian Goldfields Inc., ECU Silver Mining Inc., Birim Goldfields Inc., Queenstake Resources Ltd., Vaaldiam Resources Ltd. and Asian Mineral Resources Ltd.

Over his career he has visited and evaluated properties in about 80 countries and has been involved with operations in about 30 of them. He has carried out 17 significant corporate acquisitions, mergers or sales that involved 24 mines and he was the regional exploration manager at Kerr Addison at the time of the staking and subsequent discovery of what eventually became Inmet’s Troilus gold-copper mine in Quebec. Mr. Bojtos has participated in the development, building or reopening of 19 mines and has had a hand in the operation of 24 producing mines.

Desert Sun Mining is pleased to announce the launch of  its website at www.desertsunmining.com.  This site will be updated regularly to keep investors informed on the companies expanding activities.

Desert Sun Mining is an emerging gold exploration and development company.  In addition to Jacobina, Desert Sun Mining continues to seek other targets in gold exploration, particularly in British Columbia, where recent favourable changes in mining laws provide an excellent opportunity for further gold exploration and mining.

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

  www.desertsunmining.com

TSX VENTURE EXCHANGE SYMBOL: DSM

June 25, 2002

Desert Sun Mining Appoints Eric Edwards as CFO

Mr. Edwards has extensive experience in finance and operations

DESERT SUN MINING CORP.  has appointed Mr. Eric H. Edwards as Chief Financial Officer of Desert Sun Mining Corp.

Mr. Edwards is a geologist and MBA with over 20 years of experience in mining and finance.  Prior to Desert Sun Mining Corp. Mr. Edwards was Vice President and Chief Financial Officer for two Vancouver based, TSE listed mining companies.  He successfully completed an Initial Public Offering and subsequent special warrants financing for Ivanhoe Mines Ltd., raising a total of $US 265 million.  Mr. Edwards has also successfully negotiated and completed limited-recourse project financings for Asian and Australian metals mining projects including product marketing agreements, hedging contracts and foreign currency risk management programs.  He has coordinated financial analysis, tax structuring, insurance placement, government and labour relations reviews, and other due diligence activities for a number of domestic and international acquisitions over a 15 year period.  Mr. Edwards has designed and efficiently implemented strategic planning, detailed budgeting, cash monitoring and cost/operation information reporting systems, both site specific and company-wide.

Desert Sun Mining is pleased to announce the launch of  its website at www.desertsunmining.com.  This site will be updated regularly to keep investors informed on the companies expanding activities.

Desert Sun Mining is an emerging gold exploration and development company.  In addition to Jacobina, Desert Sun Mining continues to seek other targets in gold exploration, particularly in British Columbia, where recent favourable changes in mining laws provide an excellent opportunity for further gold exploration and mining.

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

5580 Gibbons Drive, Richmond, British Columbia, V7C 2C7

Tel: 604-273-7051      Fax: 604-273-7051

  www.desertsunmining.com

TSX VENTURE EXCHANGE SYMBOL: DSM

July 15, 2002

Gerald McCarvill To Be Desert Sun Mining’s Chairman

DESERT SUN MINING CORP. (TSX.V:DSM)  The Board of  Directors of Desert Sun Mining Corp. has appointed Gerald P. McCarvill as Chairman.

Mr. McCarvill is highly regarded in both the financial services and mining finance sectors.  He was formerly a director and member of the executive committee of Wood Gundy Inc. and was the founder of Hyperion Financial while at Wood Gundy.  Mr. McCarvill was also the President and CEO of Repadre Capital (a mining royalty company) before founding McCarvill Corporation, a TSX listed financial services company.

Desert Sun Mining, under Mr. McCarvill’s guidance, has assembled a quality team of mining professionals with broad experience on the global scene.  The Company’s focus is centred on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resource in the country, Jacobina is well-positioned as both a development and an exploration project.  Desert Sun Mining has acquired an option for a 50 percent ownership interest in the mine which has a total mineral resource of 37.9 million tonnes grading 3.01 grams of gold per tonne containing 3.6 million ounces; and total proven and probable reserves of 11.5 million tonnes grading 2.60 grams per tonne containing 964,132 ounces of gold, as reported in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining and Metallurgy).

More than US$100 million has been invested in the mine to date.  The 3.6 million ounce resource is located on 15 percent of the 57 kilometres long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization with a grade of 7.07 grams of gold per tonne.

The Company is in the process of raising between $1 to $2 million.  These funds will be used for an exploration program scheduled to begin in the third quarter of  2002.  Over 7,000 metres of diamond drilling is planned to test known and new targets.  Sample analysis will be conducted at accredited laboratories in Brazil as well as at independent commercial laboratories in Canada.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange.

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

            The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

  65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

TSX VENTURE EXCHANGE SYMBOL: DSM

July 17, 2002

DESERT SUN MINING ANNOUNCES UPTO $2 MILLION IN MINE FINANCING IN BRAZIL

DESERT SUN MINING CORP. (TSX.V:DSM) is pleased to announce that a financing has been undertaken to carry out an exploration and development program at the Jacobina mine, one of Brazil’s largest gold resources.

Desert Sun Mining Corp. will raise a minimum of $1 million to a maximum of $2 million at $0.40 per share with one half a warrant to purchase another share at $0.50 for two years.  One million dollars has already been allocated.  The use of the funds will be for phase one of a drilling program to prove up the existing resource as well as the commencement of a well defined exploration program.

Desert Sun Mining Corp. will earn a 50% ownership in Jacobina Mineracao E Comercio SA by investing US$2,000,000 in exploration on the property before December 31, 2004.

Desert Sun Mining has assembled a quality team of mining professionals with broad experience on the global scene.  The company’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resource in the country, Jacobina is well-positioned as both a development and an exploration project.  Desert Sun Mining has acquired an option for a 50 percent ownership interest in the mine which has a total mineral resource of 37.9 million tonnes grading 3.01 grams of gold per tonne containing 3.6 million ounces; and total proven and probable reserves of 11.5 million tonnes grading 2.60 grams per tonne containing 964,132 ounces of gold, as reported in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining and Metallurgy).

More than US$100 million has been invested in the mine to date.  The 3.6 million ounce resource is located on 15 percent of the 57 kilometres long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization  with a grade of 7.07 grams of gold per tonne.

The exploration program is scheduled to begin in the third quarter of  2002.  Over 7,000 metres of diamond drilling is planned to test known and new targets.  Sample analysis will be conducted at accredited laboratories in Brazil as well as at independent commercial laboratories in Canada.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange www.desertsunmining.com

For Further Contact:

Dan Patience

Kam Gill

Noble House Investments

Desert Sun Mining Corp.

Phone:  403-262-7111

Phone:  416-861-0341

866-477-0077

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

TSX VENTURE EXCHANGE SYMBOL: DSM

August 1, 2002

DSM RAISES CAPITAL FOR COMMENCEMENT OF EXPLORATION PROGRAM AT JACOBINA

DESERT SUN MINING CORP. (TSX.V:DSM) has raised CDN $1.5 million in an equity placement.  The proceeds will be used to conduct an exploration program at the Jacobina mine in Brazil.  The funds were raised in Europe and North America.

The financing consists of special warrants.  Each Special Warrant shall entitle the holder thereof to receive, without additional payment upon exercise of the Special Warrant, one (1.0) common share in the capital of the Corporation and 0.6 of one non-transferable common share purchase warrant (each whole warrant a “Purchase Warrant” and collectively the “Purchase Warrants”).  Provided, however, that in the event that the weighted average trading price of the Corporation’s common shares on the TSX Venture Exchange during the month of October, 2002, is less than Cdn $0.40 per share, each Special Warrant exercised after October 31, 2002 shall entitle the holder to receive, without additional payment, 1.1 Underlying Shares and 0.65 Purchase Warrants.  Each Purchase Warrant shall entitle the holder to purchase one additional common share of the Corporation (a “Warrant Share”) at a price of Cdn $0.50 per share at any time prior to 5:00 p.m. (Toronto time) on the first business day which is not less than two (2) years after the Closing Date.

Desert Sun Mining Corp. will earn a 50% ownership in Jacobina Mineracao E Comercio SA by investing US$2,000,000 in exploration on the property before December 31, 2004.

Desert Sun Mining has assembled a quality team of mining professionals with broad experience on the global scene.  The Company’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in the country, Jacobina is well-positioned as both a development and an exploration project.  Desert Sun Mining has acquired an option for a 50 percent ownership interest in the mine which has a total mineral resource of 37.9 million tonnes grading 3.01 grams of gold per tonne containing 3.6 million ounces; and total proven and probable reserves of 11.5 million tonnes grading 2.60 grams per tonne containing 964,132 ounces of gold, as reported in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining Metallurgy and Petroleum).

More than US$100 million has been invested in the mine to date.  The 3.6 million ounce resource is located on 15 percent of the 57 kilometres long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization  with a grade of 7.07 grams of gold per tonne.

The exploration program is scheduled to begin in the third quarter of  2002.  Over 2,000 metres of diamond drilling is planned to test known and new targets.  Sample analysis will be conducted at accredited laboratories in Brazil as well as at independent commercial laboratories in Canada.  Part of the program is to further determine the potential for a large open pit operation.

The Board of Directors have approved the issuance of 1,045,000 options to Directors, employees and consultants at a price of $0.38 per share.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange.

www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

September 10, 2002

     DSM COMPLETES $2 MILLION FUND RAISING – MINE REDEVELOPMENT BEGINS

DESERT SUN MINING CORP. (TSX.V:DSM) has completed a $2 million financing allowing it to begin the exploration and redevelopment of the Jacobina mine property in Brazil.

The $2 million was raised through the sale of Special Warrants.  Each Special Warrant shall entitle the holder  to receive, without additional payment upon exercise of the Special Warrant, one common share of DSM and 0.6 of one non-transferable common share purchase warrant.  However, in the event that the weighted average trading price of the Corporation’s common shares on the TSX Venture Exchange during the month of October, 2002, is less than Cdn $0.40 per share, then each Special Warrant exercised after October 31, 2002 shall entitle the holder to receive, without additional payment, 1.1 common shares of DSM and 0.65 of a share purchase warrants.  Each warrant shall entitle the holder to purchase one additional common share of the Corporation at  a price of Cdn $0.50 per share at any time over the next two years.

Use of Proceeds:

The use of these proceeds is for Phase I of the exploration and development of the mine property.  Dr. Bill Pearson, Ph.D, P.Geo, Vice President Exploration of DSM, and his team in Brazil, have reviewed the available geological data on the extensive property and have identified 10 major targets.  A drilling program on these areas is planned to begin in late September 2002.  In addition, a more regional overview of the entire 280  square kilometre property is underway with the analysis of remote sensing and airborne geophysical data.

Desert Sun Mining Corp. will earn a 50% ownership in Jacobina Mineracao E Comercio SA by investing US$2,000,000 in exploration on the property before December 31, 2004 and will be the Operator.

The Corporation has assembled a quality team of mining professionals with broad experience on the global scene.  The Company’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in the country, Jacobina is well-positioned as both an exploration and a development project.  Desert Sun Mining has acquired an option for a 50 percent ownership interest in the mine which has a total mineral resource of 37.9 million tonnes grading 3.01 grams of gold per tonne containing 3.6 million ounces; and total proven and probable reserves of 11.5 million tonnes grading 2.60 grams per tonne containing 964,132 ounces of gold, as reported in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining, Metallurgy and Petroleum).

More than US$100 million has been invested in the mine to date.  The 3.6 million ounce resource is located on 15 percent of the 62 kilometre property in the  geologically world-famous quartz pebble conglomerate beds of Serra do Corrego Formation.  The last exploration hole, drilled in 1997, intersected 24.0 metres (true width) of mineralization  with a grade of 7.07 grams of gold per tonne.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

September 16, 2002

     DSM AWARDS DRILLING CONTRACT AT JACOBINA

Two Drills Starting at Property

Phase I Program of 13 Drill Holes to Test Seven Major Targets Over 2 Months

DESERT SUN MINING CORP. (TSX.V:DSM) is initiating a 2,000 metre, NQ sized core, drilling program at its Jacobina mine property in north-east Brazil. This 13 hole program  will test seven major target areas. The contract has been awarded to Servitec Ltda., a well established Brazilian drilling company. They  will be mobilizing two drill rigs to the site by the end of this week with the work expected to be completed within two months.

This Phase I program will start by following up on a 1997 drill hole, in the Canavieiras mine area, that intersected 7.07 grams gold per tonne over 24.0 metres (true width) in a new zone called the MU reef.  This conglomerate horizon is approximately 50 metres stratigraphically below the previously mined conglomerate zones.

Other drill holes in Phase I will test a further six of the widely spaced major target areas. These are located along a strike length of 23 kilometres of the favourable sedimentary horizon in the Company’s 62 kilometre long property. Samples will be analyzed at Lakefield Geosol Ltda. in Belo Horizonte, Brazil, an ISO 9002 certified laboratory. Check analyses will be routinely carried out at accredited laboratories in Canada.

Geological and sampling surveys are in progress on three additional target areas.  A regional exploration program utilizing Landsat imagery, airborne geophysical data interpretation and ground follow-up has also commenced.

“We are excited to be starting this program” said Dr. Bill Pearson, P.Geo, Vice-President Exploration.  “This is the first major exploration  to be carried out in this world-class mining camp since the 1980s, even though some 700,000 ounces of gold have been produced here.”

“We have several things going for us at Jacobina – a stable country and favourable currency, a substantial mill on the property, and an already large gold resource which we plan to expand,” added Dr. Pearson.

Jacobina has a total resource of more than 3.6 million ounces of gold and proven and probably reserves of 964,132 ounces of gold (Micon International).  Jacobina has a 1 million tonne a year mill on the property.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

      The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

September 19, 2002

DESERT SUN APPOINTS IAN MACNEILY VP FINANCE AND CHIEF FINANCIAL OFFICER

Dr. Pearson, VP Exploration, DSM, Appointed to Board of Directors

DESERT SUN MINING CORP. (TSX.V:DSM)  has appointed Mr. Ian M. MacNeily, C.A., as Vice- President of Finance and Chief Financial Officer of Desert Sun Mining Corp.

Mr. MacNeily was most recently Vice-President of Finance and CFO for Pangea Goldfields Inc., a  TSE listed gold exploration and development company. While at Pangea, he helped raise over $100 million in funding and successfully managed the $210 million takeover of the Company by Barrick Corp.  Prior to Pangea he was Vice President with Nesbitt Burns (formerly Burns Fry Ltd.) working in Toronto and London, UK.  Mr. MacNeily’s broad financial management experience and extensive knowledge of the capital markets shall contribute significantly to DSM’s success in its next exciting phase.  Mr. MacNeily is a member of the Canadian Institute of Chartered Accountants.

Desert Sun Mining Corp. also announces the resignation of Mr. Curtis Huber as Director.  Dr. Bill Pearson Ph.D., P.Geo, who is Vice-President of Exploration for DSM, will replace Mr. Huber on the Board of Desert Sun Mining Corp.  Dr. Pearson is an economic geologist with over 27 years experience in the national and international mining industry.  Dr. Pearson is responsible for the implementation of the current ongoing exploration program at the Jacobina Mine in Brazil.

The Board of Directors has also granted a total of 596,000 options (332,000 options at $0.40, 132,000 options at $0.60, and 132,000 options at $0.80), subject to shareholder and regulatory approvals.

Desert Sun Mining Corp. has assembled a quality team of mining professionals with broad experience on the global scene.  The Company’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in the country, Jacobina is well-positioned as both a development and an exploration project.  Desert Sun Mining Corp.  has acquired an option for a 50 percent ownership interest in the mine which has a total mineral resource of 37.9 million tonnes grading 3.01 grams of gold per tonne containing 3.6 million ounces; and total proven and probable reserves of 11.5 million tonnes grading 2.60 grams per tonne containing 964,132 ounces of gold, as reported in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining Metallurgy and Petroleum).

More than US$100 million has been invested in the mine to date.  The 3.6 million ounce resource is located on 15 percent of the 57 kilometres long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization  with a grade of 7.07 grams of gold per tonne.

Desert Sun Mining Corp. is initiating a 2,000 metre, NQ sized core, drilling program at its Jacobina mine property in north-east Brazil.  This 13 hole program will test seven major target areas.  The contract has been awarded to Servitec Ltda., a well established Brazilian drilling company.  They will be mobilizing two drill rigs to the site by the end of this week with the work expected to be completed within two months.

Desert Sun Mining Corp. is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

September 23, 2002

DESERT SUN MINING ACQUIRES 100% OPTION ON JACOBINA MINE

DESERT SUN MINING CORP. (TSX.V:DSM) has entered into an agreement with William Multi-Tech Inc. to acquire the outstanding ownership balance of 49% in the Jacobina Mine in Brazil.  Desert Sun is currently spending U.S.$2 million on the Jacobina Mine to earn an initial 51% interest and the operatorship of the mine pursuant to a May 22, 2002 agreement between the two companies.

Desert Sun has entered into an option agreement with William that gives DSM the right to acquire the remaining 49% of the Jacobina Mine, in exchange for a payment of C$5 million in cash and/or stock within 90 days of completing the U.S.$2 million expenditure to secure the initial 51% interest.  As part of the sale agreement, William has the right to request at least 50% of the option payment to be made in common shares of DSM.  This transaction is subject to approval by the shareholders of William.  Desert Sun will pay William a non-refundable C$100,000 cash payment for the option.

“This option gives Desert Sun the ability to control 100% of the entire property and to focus on a substantial gold play in Brazil,” said Gerry McCarvill, Chairman of Desert Sun.

Desert Sun’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in that country, Jacobina is well-positioned as both a development and an exploration project.  The property currently has a total gold mineral resource of 3.6 million ounces of which total proven and probable reserves are 964,132 ounces, as estimated by Jacobina Mineracao Comercio and reviewed in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining Metallurgy and Petroleum).

The 3.6 million ounce mineral resource is located on only 15 percent of the 57 kilometre long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization with a grade of 7.07 grams of gold per tonne.  There is a 1 million tonne a year capacity mill at the mine.

Desert Sun has initiated a 2,000 metre drilling program at its Jacobina property in north-east Brazil.  This 13 hole program will test seven major target areas.  The contract has been awarded to Servitec Ltda., a well-established Brazilian drilling company.  They have mobilized two drill rigs to the site.  Drilling will commence next week and is expected to be completed within two months.

Desert Sun Mining Corp. is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

September 30, 2002

KEN TAYLOR JOINS DESERT SUN BOARD

DESERT SUN MINING CORP. (TSX.V:DSM) has appointed Mr. Ken Taylor to it’s Board of Directors.  Mr. Taylor is the recipient of the United States Congressional Gold Medal and is an Officer of the Order of Canada.  He is Chairman of Global Public Affairs Inc. and is currently Chancellor of Victoria University of Toronto.  In addition, he serves as a Director on the Boards of Skylink Aviation Ltd., Devine Entertainment Corp., Jaffre Incorp., and Hydro One.  Mr. Taylor is the former Canadian Ambassador to Iran and the former Canadian Consul General in New York.

Mr. Taylor’s career has ranged from trade development responsibilities in Guatemala, Detroit and London, foreign aid related matters in Pakistan, crisis management in Iran and enhancement of Canada’s image in New York.   Since his retirement from the foreign service in 1984, his private sector experience has included six years as Senior Vice President of Nabisco Brands/RJR Nabisco where his primary world-wide responsibilities involved the formulation and implementation of policies to strengthen the $18 billion Corporation’s international interests and relationships.  During the 1990s, he has both independently and through partnership with the Ottawa consulting firm, Global Public Affairs, counseled clients on issues of political risk, international marketing and strategic accommodation with Government.

Mr. Thomas R. Tough has resigned as Director and the Board thanks him for his invaluable contribution over the years.  The other four members of the Desert Sun Board consist of the following members:

Gerald P. McCarvill, Chairman

Mr. McCarvill has more than 20 years experience in the financial sector holding senior positions with major investment firms including as a member of the executive committee at Wood Gundy.  Most recently, Mr. McCarvill was CEO of McCarvill Corporation, a diversified financial services company and previously was CEO of Repadre Capital Corporation, a mining royalty company.

Stan Bharti, P.Eng, M.Sc

Mr. Bharti is a professional mining engineer with more than 20 years experience in operations, public markets and finance.  He was the founder and CEO of a substantial producing gold mining company and has operated mining companies on a global basis.

Dr. Bill Pearson, Ph.D, P.Geo

Dr. Pearson is an economic geologist with more than 27 years experience in the national and international mining industry.  Dr. Pearson received a B.Sc, Honours Geology in 1974 from the University of British Columbia and M.Sc and Ph.D. degrees from Queen’s University.

Peter Bojtos, P.Eng

Mr. Bojtos is a professional engineer with more than 30 years of worldwide experience in the mining industry.  He has a strong background in corporate management as well as in all facets of the industry from exploration through the feasibility study stage to mine construction, operation and decommissioning.

“Desert Sun’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in that country, Jacobina is well-positioned as both a development and an exploration project.  The property currently has a total gold mineral resource of 3.6 million ounces of which total proven and probable reserves are 964,132 ounces, as estimated by Jacobina Mineracao Comercio and reviewed in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining, Metallurgy and Petroleum).

The 3.6 million ounce mineral resource is located on only 15 percent of the 57 kilometre long Serra do Corrego Formation, a geologically world-famous quartz pebble conglomerate bed.  The last exploration hole, drilled in 1997, intersected 24.0 metres of mineralization with a grade of 7.07 grams of gold per tonne.  There is a 1 million tonne a year capacity mill at the mine.

Desert Sun has initiated a 2,000 metre drilling program at its Jacobina property in north-east Brazil.  This 13 hole program will test seven major target areas.  The contract has been awarded to Servitec Ltda., a well-established Brazilian drilling company.  They have mobilized two drill rigs to the site.  Drilling commenced  last week and is expected to be completed within two months.  Initial results are expected in mid-October.

Desert Sun Mining Corp. is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

October 24, 2002

DESERT SUN UPDATE ON PHASE 1 DRILLING PROGRAM AT JACOBINA

DESERT SUN MINING CORP. (TSX.V:DSM) is pleased to provide an update on the status of the Phase 1 drilling program at Jacobina. Further to Desert Sun’s last communication, cost savings have enabled the Company to expand its drilling program from 2,000 metres to 2,800 metres and include a third drilling rig.

The objective of the Phase 1 program is to further understand the geology and mineralization of the Jacobina property which extends for 62 kilometres.  Eight areas are being targeted for drilling; three around the existing mines and five areas in extensions of the favourable stratigraphy. There has been only limited exploration on the Jacobina property since pre-production in 1982 and most of that exploration has been focused at the existing mines.

The first hole, CAN-14, at the Canavieiras Mine (see map at bottom) was collared 50m south of previous hole CAN-13 drilled in 1997 which intersected 7.07 grams gold per tonne over 24.0m (true width) about 50m below the old mine workings.  CAN-14, which was completed to a depth of 393m, intersected a 176m long section (true width of approximately 100m) of favourable conglomerate stratigraphy from 183m to 359m.  Previous drill holes were too short to test this complete package.  Assays for CAN-14 are pending.  Hole CAN-15 on the same section but drilled at a steeper angle is expected to total 275m in length. A third hole is planned to test targets in conglomerate reefs above the old mine workings.  The entire stratigraphic package hosting favourable conglomerate beds at Canavieiras is estimated to be over 300m thick.

A second target area at Rio Coxo, located 12 km north-northeast of the mine plant, has seen one hole completed and a second hole is currently under way.  Garimpeiros (free miners) are currently working at Rio Coxo in an area about 300m long using short adits and a decline.  Assays on the first hole are pending.

The Phase 1 drilling program, which will comprise at least 18 drill holes, is expected to be completed by mid-December.

Desert Sun’s focus is centered on the Jacobina mine in the State of Bahia, Brazil.  As one of the largest gold resources in that country, Jacobina is well-positioned as both an exploration and future development project.  The property currently has a total mineral resource of 3.6 million ounces of which total proven and probable mineral reserves are 964,132 ounces, as estimated by Jacobina Mineração Comércio Ltda. and reviewed in May 1998 by Micon International Limited (using the classification system of the Canadian Institute of Mining, Metallurgy and Petroleum).

The 3.6 million ounce mineral resource is located on only 15 percent of the 62 kilometre long property in the Serra do Córrego Formation, a geologically world-famous quartz pebble conglomerate bed. There is a 1 million tonne a year capacity mill at the mine.

Desert Sun Mining issued on October 15, 2002, 300,000 options to purchase common shares of the Corporation granted to consultants to the Corporation, at an exercise price of C$0.55 per share expiring on October 15,2004.

The stock option grants are subject to regulatory approval.

Desert Sun Mining Corp. is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

Rio Coxo
Maneira Zone
Canavieiras Mine
Itapicurú Mine
João Belo Mine
Jacobina
Itapicurú
Serra Branca Pingadeira & Americano
Canavieiras LU & MU
Liberino & Piritoso
Serra do Córrego LU & MU
Morro do Cuscuz
Morro do Vento
João Belo Norte
João Belo Sul
Campo Limpo
N
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Formation
Cruz das Almas and Rio do Ouro Formations
0
5
km
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Mundo Novo Greenstone Belt
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements

DESERT SUN MINING CORP.

PROPERTY GEOLOGY and MAJOR TARGET AREAS

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

November 22, 2002

DSM ANNOUNCES PRIVATE PLACEMENT

DESERT SUN MINING CORP. (TSX.V:DSM) plans to raise upto CDN $500,000 in an equity placement.  The proceeds will be used to expand the exploration program at the Jacobina mine in Brazil and for working capital.

The financing consists of units to be issued at $0.55 per unit.  Each unit shall consist of  one (1.0) common share in the capital of the Corporation and one-half (0.5) of one non-transferable common share purchase warrant (each whole warrant a “Purchase Warrant” and collectively the “Purchase Warrants”).  Each Purchase Warrant shall entitle the holder to purchase one additional common share of the Corporation (a “Warrant Share”) at a price of Cdn $0.75 per share at any time prior to 5:00 p.m. (Toronto time) on the first business day which is not less than eighteen (18) months after the Closing Date.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

 DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

December 2, 2002

DESERT SUN PROGRESS ON PHASE 1 DRILLING PROGRAM AT JACOBINA

DESERT SUN MINING CORP. (TSX.V:DSM) is pleased to provide this update at the halfway point of its Phase I drilling program at Jacobina in the state of Bahia, Brazil.  As previously stated, the objective of the program is to explore the Jacobina property in order to further understand its geology and mineralization.  In Phase I, DSM has selected eight areas for drilling; three areas around the existing mines and five areas in extensions of the favourable stratigraphy.  The bulk of the previously reported 3.6 million ounce resource (all classes) is located in the mine areas which comprise only 15% of the 62 km long property.

To date seven (7) holes totaling about 1,500m have been completed at the former Canavieiras mine area, Joao Belo Sul, which is the possible southern extension of the former Joao Belo Mine, and target areas at Rio Coxo located 12 km north-northeast of the plant where there are extensive garimpeiro (free miner) workings on a shear zone and Serra do Corrego, a potential open pittable zone 2km north of the plant.  Three holes are in progress at Canavieiras (Maniera), Joao Belo Sul and Morro do Cuzcuz and one additional hole is planned for Canavieiras.  Drilling in Phase I is scheduled to be completed by Christmas with logging, sampling, receipt of all assays, interpretation and compilation of results expected by mid to late January 2003. A location map of the target areas is available on the DSM website at www.desertsunmining.com.

Two major targets are being explored at the former Canavieiras mine; a thick conglomerate reef up to 100m wide below the old mine workings where as previously reported an intersection of 7.07 g Au/t tonne over 24.0m (true width) was intersected in 1997 and two major reefs above the old workings in which previous drilling by Anglo American returned 6.75 g Au/t over 11.2m (true width) and 4.31 g Au/t over 7.2m (true width), respectively.

Joao Belo Sul is a potential open pittable target located 2km south of the former Joao Belo Mine.  The favourable conglomerate unit has been traced along strike for over 900m in this target area.  JMC in 1997 based on limited drilling estimated an inferred resource of 197,000 tonnes grading 3.58 g Au/t.  One previous hole in the southern end of the target area returned 2.03 g Au/t over 9.09m.

The gold is hosted in extensive sedimentary horizons known as quartz pebble conglomerates which are exposed over a strike length of 30km on the property and may extend much farther north under younger cover rocks.  Previous exploration outside of the former mine areas has been relatively limited.  The favourable conglomerate package is typically 500m thick and there are a number of horizons being targeted within this package.

A regional exploration program including prospecting, mapping and sampling of garimpos (free miner workings) is being carried out in the northern 30km of the property. Interpretation of government airborne geophysical data and analysis of Landsat satellite imagery is also in progress.

The results of the Phase I drill program coupled with data from the regional exploration program will be used to develop a Phase II exploration program.

The Company has also decided to postpone its previously (see press release dated November 22, 2002) announced $500,000 financing because it is in the midst of this drilling program with assay results ongoing and pending.  As of December 1, 2002, the Company has adequate funds to complete this drill program and for working capital for next year.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

      65 Queen Street West, Suite 805, PO Box 71, Toronto, Ontario, M5H 2Y2

Tel: 416-861-0341      Fax: 416-861-8165

  www.desertsunmining.com

For Further Information Contact:

Mark Brennan

Kam Gill

416-364-2266

416-861-0341

1-877-600-6001

1-866-477-0077

December 17, 2002

NEW DISCOVERY AT JACOBINA

DESERT SUN MINING CORP. (TSX.V:DSM) has recently identified extensions of the favourable rock units immediately north of its extensive Jacobina holdings.  As a result DSM has applied for an additional 10,500 hectares in exploration licenses in the state of Bahia, Brazil, that cover this large new target area identified in its regional exploration program.  The area is located 50 kilometres north of the town of Jacobina and is accessible by road.

Satellite imagery and preliminary geological maps prepared by Companhia Bahiana de Pesquisa Mineral (CBPM) indicate that the area is underlain by the northern extension of the Jacobina Group sedimentary rocks that underly DSM’s property to the south.  High resolution magnetic and radiometric airborne geophysical data purchased from CBPM was reprocessed and used to aid in delineation of target areas.

DSM has identified a north-south trending zone approximately 300 metres wide, and extending at least 1 kilometre along strike, in which several coarse conglomerate units are interbedded with quartzites of the Rio do Ouro Formation.  The conglomerate beds, which are up to 30 metres wide, host extensive mineralized shear zones that have had major garimpeiro (free miner) activity.  The most extensive garimpo (free miner working) extends for 300 metres along strike, is 1.5 to 2.0 metres wide and goes down to 9 metres in depth.  An analysis of mill tailings from the garimpeiro operation returned 8 grams of gold per tonne.  Panning of tailings by DSM confirmed the presence of fine visible gold with abundant pyrite.  Quartz-vein stockworks are also present in the vicinity of the shear zones suggesting the possibility of a bulk tonnage target.

 “This discovery could significantly increase the potential of the Jacobina camp and represents a continuation of the existing 60 kilometres long trend on the Jacobina property.  The additional zone could be up to 20 kilometres in length,” said Dr. Bill Pearson, V.P., Exploration.

DSM plans to carry out a program of trenching, mapping, sampling and additional prospecting to evaluate the grade and extent of this mineralization and to outline further targets for drilling in conjunction with its current Phase 1 drilling program on the existing Jacobina property.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Venture Exchange. www.desertsunmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DESERT SUN MINING CORP.

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the “Meeting”) of members of Desert Sun Mining Corp. (the "Company") will be held in the Board Room, 910 - 510 Burrard Street, Vancouver, British Columbia on February 28, 2002, at the hour of 10:00 a.m. for the following purposes:

(a)                    To receive and consider the report of the directors, the audited financial statements of the Company for the period ended August 31, 2001, and the report of the auditor thereon;

(b)                   To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c)                    To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d)                   To elect directors for the ensuing year;

(e)                    To consider and, if thought fit, to ratify, confirm and approve all stock options granted in the past year; and to approve the establishment of directors', officers', and employees' incentive  stock  option  plans,  the  granting  of  directors',  officers',  and  employees' incentive stock options, and the amendment of any past, present or future stock option plans or stock options now in effect or which may be granted providing the same are in accordance with the policies of and subject to the approval of the Canadian Venture Exchange; and

(f)                     To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer  agent,  Computershare  Investor  Services  Inc.,  Fourth  Floor,  510  Burrard  Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 14th day of January,

2002.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas R. Tough”

Thomas R. Tough, President

DESERT SUN MINING CORP.

INFORMATION CIRCULAR

as at and dated January 14, 2002

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of  Desert Sun Mining Corp. (the "Company") for use at the 2002 annual general meeting (the “Meeting”) of members of the Company to be held on February 28, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company.  A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of  Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.  A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of  Computershare Trust Company of Canada, or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  The form of proxy confers authority upon the named proxy holder with respect to matters identified in the accompanying notice of Meeting.  If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters, which may properly come before the Meeting.  As at the date of this information circular, management is not aware of any amendments, variations, or other matters.  If such should occur,  the  persons  designated  by  management  will  vote  thereon  in  accordance  with  their  best  judgment,  exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on January 10, 2002, pursuant to the requirements of section 111 of the

Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 49,978,344 common shares without par value.  As at the date of this information circular, 15,535,818 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.  January 24, 2002, has been fixed in advanced by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

Name

Number of Voting Securities

Percentage

CDS &Co.*

3,914,211

25.20%

* Beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of De Visser Gray, Chartered Accountants as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of

Period From

Number of

Nominee and Present

Which Nominee

Approximate

Position with Company

Principal Occupation

Has Been Director

Voting Securities1

Thomas R. Tough

Professional Engineer;

September 5, 1985

150,408

Richmond, BC

Geological Consultant

President and Director

Stan Bharti

Professional Engineer

Nominee

N/A

Toronto, ON Nominee

Michael Hines

Chartered Accountant

Nominee

N/A

Vancouver, BC Nominee

Eric H. Edwards

Businessman

Nominee

N/A

North Vancouver, BC Nominee

Curtis Huber

Businessman

February 29, 2000

5,000

Burnaby, BC Director

1       Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee.  Thomas R. Tough, Stan Bharti and Michael Hines are the three nominees to be elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Thomas R. Tough is the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations"

under the Securities Act of the Province of British Columbia.

The  criteria  used  in  determining  the  amount  of  executive  officer  compensation,  which  is  appropriate,  is  based  on  an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Incentive Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

Annual Compensation

Long Term Compensation

Awards

Payouts

Securities

Restricted

Other

Under

Shares or

All Other

Nameand

Salary

Bonus

Annual

Options/SARs

Restricted

LTIP

Compensation

Principal

Year

($)

($)

Compensation

Granted

Share Units

Payouts

Position

(#)

($)

($)

($)2

($)1

Thomas R.

98/99

Nil

Nil

Nil

Nil

Nil

Nil

$30,0003

Tough

99/00

Nil

Nil

Nil

Nil

Nil

Nil

$15,0004

President

00/01

Nil

Nil

Nil

714,290

Nil

Nil

$18,0005

1       The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2       For further details, refer to the heading "Management Contracts" below

3       For the financial year ended August 31, 1999, Mr. Tough reduced his management fee to $2,500 per month.

4       For the financial year ended August 31, 2000, Mr. Tough reduced his management fee to $1,250 per month.

5       For the financial year ended August 31, 2001, Mr. Tough reduced his management fee to $1,500 per month.

Long Term Incentive Plan Awards to Named Executive Officers

No long-term incentive plan awards were made to any Named Executive Officer during the financial year ended August 31,

2001.

Options & SARs Granted by Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the   Securities Act of British Columbia were made to Named Executive Officers of the Company during the year ended August 31, 2001.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended August 31, 2001 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Unexercised Options/SARs at

Value of Unexercised in the

FY-End (#)

Money Options/SARs at FY-

Securities

Aggregate

End ($)

Name

Acquired on

Value Realized

Exercisable/Unexercisable

Exercise (#)

($

Exercisable/Unexercisable

Thomas R. Tough

      Nil

        Nil

          714,290(exercisable)

               Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended August 31, 2001.

Management Contracts

The Company is party to a management contract with Thomas R. Tough, President of the Company, whereby Mr. Tough is engaged to perform management services at a cost of  $60,000 per year.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 2001.

Interest of Insiders In Material Transactions

During the year ended August 31, 2001, the Company incurred management fees of $18,000 with Thomas R. Tough.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options.  Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

Approval  from  both  the  members  as  a  whole  and  Disinterested  Shareholders  is  being  sought  by  management  to  an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of a stock option plan, and the amendment of any stock option plans, stock option agreements or stock options which my be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the “Exchange”).  As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year.  Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting.

The current Exchange policies applicable to venture companies provide that no more than 10% of the issued share capital of the company can be made subject to director’s and employee’s stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options.  Under certain circumstances options may be granted to consultants and investor relations personnel.  The price at which the options may be granted is based on the trading price of the company’s shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the company’s issued capital for the grant of options under the plan.  Following 6 months the exercise price of the option may be renegotiated and the entire option may be renegotiated after one year from the date of issuance.

Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where: Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company or where a stock option plan, together with all of the company’s other previously established or proposed stock option grants could result at any time in:  (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider’s associates, within a one year period of a number of shares exceeding 5% of the outstanding issue; Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:  (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders.

The Company will register and tabulate the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) votes cast by Disinterested Shareholders on the motion concerning stock options.

A copy of the policies governing the grant of Incentive Stock Options of the Exchange is available for review during regular business hours at the office of the Company’s solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, BC V6E 2J3.

Stock Options Granted and Exercised in the Past Year

The Company granted 1,553,580 incentive stock options during the financial year ended August 31, 2001.

Name of Optionee          Date of Grant/Issue    Number of Shares      Expiry Date           Exercise  Price

T. R. Tough                         June 14, 2001               714,290                     June 14, 2006                 $0.12

L. Janda                               June 14, 2001               714,290                     June 14, 2006                 $0.12

C. Huber                              June 14, 2001               50,000                       June 14, 2006                 $0.12

S. Banipal                            June 14, 2001               50,000                       June 14, 2006                 $0.12

J. Sidhu                                June 14, 2001               25,000                       June 14, 2006                 $0.12

Stock Options for the Ensuing Year

 The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company.  Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting.  However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas R. Tough”

THOMAS R. TOUGH, President.

DESERT SUN MINING CORP. (the "Company")

P R O X Y

Type of Meeting:                     Annual General Meeting         Meeting Time:       10:00 a.m., Pacific Time

Meeting Date:                         February 28, 2002                     Meeting Location:   Boardroom, 910 - 510 Burrard Street, Vancouver, B.C.

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints   Thomas R. Tough, President of the Company, or failing him,   Stan Bharti , a nominee Director of the Company, or in the place of the foregoing,                                                                       , (Please Print Name) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions  (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

For     Against  Abstain

1. Approving acts of Directors:

_____  _______  ______

2. Approving Incentive Stock Options:

_____  _______  ______

3. Approving increasing Members of the Board from 3 to 5

_____  _______  ______

For      Withhold

4. Appointing DeVisser Gray, Chartered Accountants

as auditor at a remuneration to be fixed by the Directors

______ ______

5. Electing Thomas R. Tough, P.Eng. as director:

______ ______

6. Electing Stan Bharti, P.Eng. as director:

______ ______

7. Electing Michael Hines, CA as director:

______ ______

8. Electing Eric H. Edwards as director:

______ ______

9. Electing Curtis Huber as director:

______ ______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

(Signature)                                                                                                                               (Date)

Please Print Name

Number of securities held if not otherwise specified.______________________

This proxy form is not valid unless it is signed and dated.  If someone other than the registered  shareholder  of  the  Company  signs  this  proxy  on  the  shareholder's  behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form.  See reverse.

Notes:

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of   Computershare Trust Company of Canada   or  the Company,  by  mail  or  by  fax  no  later  than  48  hours  (excluding  Saturdays,  Sundays  and holidays)  prior  to  the  time  of  the  meeting.    The  following  are  the  mailing  address  and facsimile number of  Computershare Trust Company of Canada :    Fourth  Floor,  510  Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694.

1.              If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form.   You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.  If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided.  Your appointed proxyholder will then have to attend the meeting if your vote is to be counted.  You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2.              The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder.  In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.  With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3.              If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting.  Please register your attendance with the Co mpany's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4.              If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5.             A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

REPORT UNDER

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) NATIONAL INSTRUMENT 62-103

(1)        Name and address of the offeror

The offeror is RAB Europe Fund Ltd. (the “Fund”), a Cayman corporation.

Walker House, Mary Street

George Town

Grand Cayman, Cayman Islands

(2)        Designation and number or principal amount of securities and the offeror’s security-holding  percentage  in  the  class  of  securities  of  which  the  offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances

RAB Europe Fund Ltd.

On July 25, 2002, the Fund acquired 1,620,000 special warrants (the “Special Warrants”) of Desert Sun Mining Corp. (“Desert”).

The Fund has ownership of and control over the securities purchased in the transaction. The purchased securities in the transaction represent approximately 13.91% of the issued and outstanding common shares of Desert (the “Shares”) on a partially diluted basis (assuming exercise of Special Warrants and Purchase Warrants) (“Partially Diluted Basis”).

RAB Europe Partners L.P.

On July 25, 2002, the Partners acquired 180,000 Special Warrants of Desert.

The Partners have ownership of and control over the securities purchased in the transaction. The purchased securities in the transaction represent approximately 1.76% of the issued and outstanding Shares on a Partially Diluted Basis.

A  copy  of  the  press  release  issued  on  July  30,  2002  is  attached  hereto  as Appendix "A".

(3)        Designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

Immediately after the transaction described in (2), the Fund will own, assuming exercise  of  its  Special  Warrants  and  Purchase  Warrants   2,592,000  Shares representing approximately  13.91% of the issued and outstanding Shares on a Partially Diluted Basis.

The Partners, which may be considered a joint actor with the Fund, immediately after the transaction described in (2) will own, assuming exercise of the Special Warrants and Purchase Warrants, 288,000 Shares representing approximately 1.76% of the issued and outstanding Shares on a Partially Diluted Basis.

(4)        Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

(i)         the  offeror,  either  alone  or  together  with  any  joint  actors,  has ownership and control

The Fund together with joint actors, if any, have ownership of and control over, assuming exercise of their Special Warrants and Purchase Warrants,

2,880,000  Shares  representing  15.23%  of  the  issued  and  outstanding

Shares on a Partially Diluted Basis.

(ii)       the  offeror,  either  alone  or  together  with  any  joint  actors,  has ownership but control is held by other persons or companies other than the offeror or any joint actor

Not applicable.

(iii)      the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

(5)        Name of the market in which the transaction or occurrence that gave rise to the news release took place

The transactions took place off the market in a private placement.

(6)        Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The  Fund  together  with  joint  actors,  if  any,  purchases  have  been  made  for investment purposes only and not with the purpose of influencing the control or direction of Desert.  The Fund together with joint actors, if any, may subject to market conditions, make additional investments in or dispositions of securities of Desert  in  the  future,  including  additional  purchases  of  Shares.    The  Fund together with joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Desert.

(7)        General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release,  including  agreements  with  respect  to  the  acquisition,  holding, disposition or voting of any of the securities

On July 25, 2002, (i) the Fund acquired 1,620,000  Special Warrants at a price of Cdn.$0.40 per Special Warrant for a total purchase price of Cdn.$648,000, and (ii) the Partners acquired 180,000 Special Warrants at a price of Cdn.$0.40 per Special Warrant for a total purchase price of Cdn.$72,000.

On  and  subject  to  the  terms  and  conditions  set  forth  in  a  Subscription Agreement,  each  Special  Warrant  entitles  the  holder  to  receive,  without additional payment upon the exercise of the Special Warrant, 1 Share (each, an “Underlying Share”) and 0.6 Purchase Warrant of Desert.  Provided, however, that in the event that the weighted average trading of Desert’s Shares on the TSX Venture Exchange during the month of October, 2002, is less than Cdn.$0.40 per Share,  each  Special  Warrant  exercised  after  October  31,  2002  will  entitle  the holder to receive, without additional payment, 1.1 Underlying Shares and 0.65 Purchase Warrants.  The Special Warrants are exercisable at any time on or before 5:00 p.m. (Toronto time) on the date which is the first business day which is 5 months after the Closing Date (the “Expiry Date”).  Any Special Warrants not exercised on or before 5:00 p.m. (Toronto time) on the Expiry Date  will be exercised immediately prior thereto by Desert, in its capacity as registrar and transfer agent for the Special Warrants.

On  and  subject  to  the  terms  and  conditions  set  forth  in  a  Subscription Agreement, each Purchase Warrant entitles the holder to purchase 1 additional Share of Desert at a price of Cdn.$0.50 per Share at any time prior to 5:00 p.m. (Toronto time) on the first business day which is not less than 2 years after the Closing Date.

Restrictions on resale apply to the securities.

(8)        Names of any joint actors in connection with the disclosure required by this report

The Partners may be considered to be a joint actor with the Fund as a result of RAB Capital Limited, a United Kingdom corporation (“Capital”), acting as an investment manager for both the Fund and the Partners, under two (2) separate investment management agreements.

The filing of this report, however, is not an admission that the Partners is a joint actor with the Fund.

(9)        In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror

The  purchase  price  for  1,620,000  Special  Warrants  issued  to  the  Fund  was Cdn.$0.40 per Special Warrant.

The  purchase  price  for  180,000  Special  Warrants  issued  to  the  Partners  was Cdn.$0.40 per Special Warrant.

(10)      If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED at London, United Kingdom this 30th day of July, 2002.

RAB EUROPE FUND LTD .

By:     (Signed) “WPS Richards” Name: WPS Richards Title: Director

Appendix “A”

RAB EUROPE FUND LTD.

Walker House, Mary Street, George Town, Grand Cayman, Cayman Island

Telephone: (+44) 20 7389 7015 / Facsimile:  +(44)-20-7389 7050

PRESS RELEASE FOR IMMEDIATE RELEASE

July 30, 2002

RAB Europe Fund Ltd. (the “Fund”) announces that on July 25, 2002, it closed a private placement of 1,620,000 Special Warrants of Desert Sun Mining Corp. (“Desert”) at a price of Cdn.$0.40 each for a total purchase price of Cdn.$648,000.

Each Special Warrant entitles the Fund to receive, without additional payment upon the exercise of the Special Warrant, 1 common share of Desert (each, an “Underlying Share”) and  0.6  non-transferable  common  share  purchase  warrant  of  Desert  (the  “Purchase Warrants”).  Provided, however, that in the event that the weighted average trading of Desert’s Shares on the TSX Venture Exchange during the month of October, 2002, is less than Cdn.$0.40 per Share, each Special Warrant exercised after October 31, 2002  will entitle the Fund to receive, without additional payment, 1.1 Underlying Shares and 0.65 Purchase Warrants.  Any Special Warrants not exercised within a period of 5 months will be exercised immediately prior to the expiry date by Desert, in its capacity as registrar and transfer agent for the Special Warrants.  Each Purchase Warrant entitles the Fund to purchase 1 additional Share of Desert at a price of Cdn.$0.50 per Share for a period of 2 years.  Restrictions on resale apply to the securities.

The Fund has ownership of and control over the securities purchased in the transaction. The purchased securities in the transaction represent approximately 13.91% of the issued and outstanding Shares on a partially diluted basis.  Certain person and entity may be considered joint actors with the Fund.  Their   securities  n Desert  represent approximately 1.76% of the issued and outstanding Shares on a partially diluted basis.

The Fund together with joint actors, if any, may subject to market conditions, make additional investments in or dispositions of securities of Desert in the future, including additional purchases of Shares.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7015 or nw@rabcap.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-901F

QUARTERLY REPORT

quarterly

Incorporated as part of:

______x_____ SCHEDULE A

____________ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.

5580 Gibbons Drive

Richmond, BC   V7C 2C7

Telephone:  (604) 273-7051

Fax:  (604) 273-7051

Contact Person:                                                                                                       Thomas R. Tough

Contact's Position:                                                                                                                 Director

Contact Telephone Number:                                                                                      (604) 273-7051

For Quarter Ended:                                                                                                  August 31, 2001

Date of Report:                                                                                                   December 28, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of the quarterly report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough                                                   “Thomas R. Tough”

Date Signed: December 28, 2001

Director Full Name: Curtis Huber                                                         “Curtis Huber”

Date Signed: December 28, 2001

DESERT SUN MINING CORP.

Consolidated Financial Statements

August 31, 2001

and

August 31, 2000

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street Vancouver, BC Canada V6C 1L6

AUDITORS’ REPORT

To the Directors of Desert Sun Mining Corp.,

We have audited the consolidated balance sheet of Desert Sun Mining Corp. as at August 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the previous year.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

December 28, 2001

DESERT SUN MINING CORP.

Consolidated Balance Sheets

As at August 31,

2001

2000

$

$

ASSETS

Current Assets

Cash

-

9,164

Accounts receivable

2,172

2,809

Prepaid expense

130

-

2,302

11,973

Capital assets (note 6)

6,396

7,995

Resource property costs (note 3)

23,249

10,685

31,947

30,653

LIABILITIES

Current

Bank indebtedness

7

-

Accounts payable and accrued liabilities

115,289

89,058

Due to related parties (note 4)

62,102

56,837

177,398

145,895

SHAREHOLDERS’DEFICIENCY

Share capital (note 5)

6,937,867

6,693,257

Special warrants (note 5)

-

236,250

Deficit

(7,083,318)

(7,044,749)

Continuing operations (note 1)

(145,451)

(115,242)

31,947

30,653

Approved by the Board of Directors:

“Thomas R Tough”                     “Curtis Huber”

Director                                                                            Director

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit

For the Years Ended August 31,

2001

2000

$

$

Revenue

Interest income

107

3,465

Expenses

Amortization

1,599

1,999

Bank charges and interest, net

913

1,004

Foreign exchange (gain) loss

(23)

99

Forgiveness of debt (note 4)

(28,018)

(5,860)

Investor relations and shareholders information

-

18

Management fees

18,000

15,000

Office and miscellaneous

5,519

1,856

Professional fees

17,312

45,211

Rent

4,500

14,145

Transfer agent, listing and filing fees

18,288

5,895

Travel and promotion

586

-

Elimination of non-controlling interest

-

(7,080)

38,676

72,287

Loss for the year

(38,569)

(68,822)

Deficit - beginning of year

(7,044,749)

(6,975,927)

Deficit - end of year

(7,083,318)

(7,044,749)

Loss per share (note 2)

$

$          (0.01)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows For the Years Ended August 31,

2001

2000

$

$

Cash Resources Provided By (Used In)

Operating Activities

Loss for the year

(38,569)

(68,822)

Items not affecting cash:

Forgiveness of debt

(28,018)

(5,860)

Amortization

1,599

1,999

Elimination of non-controlling interest

-

(7,080)

(64,988)

(79,763)

Net changes in non-cash working capital components:

Accounts receivable

637

(2,045)

Accounts payable and accrued liabilities

53,049

(45,159)

Due to related parties

6,465

(94,414)

Prepaid expenses

(130)

-

(4,967)

(221,381)

Investing Activities

Resource property costs

(4,204)

(10,685)

Financing Activities

Issuance of special warrants

-

236,250

Net cash (used) provided during year

(9,171)

4,184

Cash - beginning of year

9,164

4,980

(Bank indebtedness) Cash - end of year

(7)

9,164

Supplemental Schedule of Non-Cash Investing and Financing Activities:

  Shares for mineral property acquisition

8,360

-

  Shares issued for special warrants

236,250

-

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

August 31, 2001 and 2000

1.       NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity is the acquisition and exploration of resource properties. The Company is currently in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred substantial operating losses over the past several years and has a working capital deficiency of $175,096 (2000 - $133,922) and a capital deficiency of $145,451 (2000 - $115,242).

The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and to obtain additional financing. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Desert Sun de Mexico S.R.L. de C.V., a Mexican company, Sun River Gold Inc., a United States company (inactive), and its 40%-owned subsidiary, Sun River Gold Phils. Inc., a Philippine company.

Cash and Cash Equivalents

Cash and cash equivalents includes amounts held in banks and highly liquid assets with maturities of three months or less.

Capital Assets

Capital assets consist of office furniture and equipment and are recorded at cost and are amortized over their estimated useful economic lives on the declining-balance basis at the rate of 20% per annum.

Mineral Properties and Deferred Costs

Mineral exploration costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written-off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

August 31, 2001 and 2000

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties and Deferred Costs (continued)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.

Foreign Currency Translation

Items originating in a foreign currency included in the financial statements are translated into Canadian dollars using the temporal method at the following rates: monetary assets and liabilities at the rate in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; revenue and expense items at the average rate for the year. Foreign exchange translation gains and losses are included in earnings during the year in which they occur.

Loss Per Share

Basic loss per share calculations are based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 13,002,646 (1999 - 13,012,628). Fully diluted loss per share has not been presented as it is anti-dilutive.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of mineral properties.

Financial Instruments

The Company’s financial instruments consist of current assets and current liabilities. The fair values of the current assets and current liabilities approximate the carrying amounts due to the short-term nature of these instruments.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets  and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimated.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the Canadian Venture Exchange.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

August 31, 2001 and 2000

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital (continued)

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Income Taxes

The Company accounts for and measures future tax asset and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of either of the fiscal years presented.

3.      RESOURCE PROPERTY COSTS

Net

Net

1999

Expenditures

2000

Expenditures

2001

$

$

$

$

$

SONORA, MEXICO

Tubutama Borate Project

Acquisition

-

10,685

10,685

12,420

23,105

Camp accommodation and

-

-

-

144

144

-

10,685

10,685

12,564

23,249

The Company entered into an agreement dated May 30, 2000 to acquire up to an 80% interest  in the Tubutama Borate Project in Sonora, Mexico (“Tubutama”). Under the terms of the agreement to acquire a 60% interest, the Company is required to make total cash payments of US$50,000

(US$5,000 paid), pay costs relating to the project since June 30, 1999 up to a maximum of US$5,000  (US$4,187  paid),  issue  120,000  shares  (44,000  issued)  and  incur  $250,000  in exploration expenditures. The Company can earn a further 20% interest by preparing a positive feasibility report on the project.

Upon completion of the earn-in, the Company will form a joint venture with the optionor and become the Operator of the project.

A finder’s fee relating to the acquisition of the Tubutama project is payable  based  on  a  sliding percentage scale applied to any future profits from the property.

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

August 31, 2001 and 2000

4.        RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balances referred to above are non-interest bearing, unsecured, and receivable or payable on demand and have arisen from the provision of services and expense reimbursements or advances described.

The Company owes its President and a private company that he controls $50,475 (2000 - $21,288) for management fees, expense reimbursements and loans made to the Company.  The President was paid or credited with $18,000 in management fees in 2001 and $15,000 in 2000.

At August 31, 2001, the Company owed a public company related by a common director Nil (2000 -$23,870) for rent and other expense reimbursements.  During the current year, the Company reached a settlement with this public company whereby the other company agreed to forgive $26,818 in debt owing to it by the company for rent and other expenses, in consideration for the Company agreeing to not pursue certain other amounts owed to it by the related public company.  The Company had written these other advances off in a previous fiscal year, and accordingly recognized a gain on debt forgiveness of $26,818 in the current year in connection with this balance.

The Company owes a former director and a private company that he controls $11,627 (2000 - $11,679)

for loans and expense reimbursements.

5.      SHARE CAPITAL

·        Authorized Share Capital consists of 49,978,342 common shares without par value.

Price Per

Number of

Share

Shares

$

$

$

Issued at August 31, 1999

13,013,474

6,693,257

Shares held in escrow cancelled

(21,656)

-

Issued at August 31, 2000

12,991,818

6,693,257

Mineral property acquisition

44,000

0.19

8,360

Special warrants

2,500,000

0.105    (1) 236,250

Issued at August 31, 2001

15,535,818

 6,937,867

(1) net of share issue costs of $26,250.

·        Summary of stock options and warrants outstanding at August 31, 2001:

Type of Issue

Number

Exercise

Outstanding

Price ($)

Expiry Date

Stock options

1,553,580

0.12

June 14, 2006

Warrants

2,500,000

0.14

May 5, 2002

DESERT SUN MINING CORP.

Notes to the Consolidated Financial Statements

August 31, 2001 and 2000

6.      CAPITAL ASSETS

2001

2000

Accumulated

Net Book

Net Book

Cost

Amortization

Value

Value

$

$

$

$

Office furniture and equipment

25,585

19,189

6,396

7,995

7.      COMMITMENT

The Company has a management agreement with its President for remuneration of $60,000 per annum. This amount was reduced to $18,000 for the 2001 fiscal year and $15,000 for the 2000 fiscal year.

8.      INCOME TAXES

The Company has income tax losses carried-forward of approximately $3,892,815, which are available to reduce future taxable income prior to August 31, 2008 and also has resource deductions available in the amount of approximately $277,000.  The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the Company.

9.      COMPARATIVE FIGURES

Certain of the prior year’s comparative figures have been reclassified in conformity with the current year’s presentation.

FORM 51-901F

QUARTERLY REPORT

quarterly

Incorporated as part of:

_____________ SCHEDULE A

______x______ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.

5580 Gibbons Drive

Richmond, BC   V7C 2C7

Telephone:  (604) 273-7051

Fax:  (604) 273-7051

Contact Person:                                                                                                       Thomas R. Tough

Contact's Position:                                                                                                                 Director

Contact Telephone Number:                                                                                      (604) 273-7051

For Quarter Ended:                                                                                                  August 31, 2001

Date of Report:                                                                                                   December 28, 2001

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of the quarterly report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough                                                   “Thomas R. Tough”

Date Signed: December 28, 2001

Director Full Name: Curtis Huber                                                         “Curtis Huber”

Date Signed: December 28, 2001

DESERT SUN MINING CORP.

Quarterly Report

August 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.       Analysis of expenses and deferred costs:

·      Deferred costs, exploration and development:  Refer to schedule A: Note 3.

2.       Related party transactions: Refer to schedule A: Note 4.

3.       Summary of securities issued and options granted during the quarter:

1)   Securities issued:           Nil

b)    Options granted:

Name

Number of Options

Exercise Price

Expiry Date

           $

Various

1,553,580

          0.12

June 14, 2006

4.       Summary of securities as at the end of the quarter:

a)   Authorized capital:         49,978,344 common shares without par value

b)   Issued and outstanding:  15,535,818 common shares

c)   Summary of options, warrants and convertible securities outstanding:

Security

Number

Outstanding

Exercise Price

Expiry Date

           $

Options

1,553,580

     0.12

June 14, 2006

Warrants

2,500,000

     0.14

May 5, 2002

d)   Shares in escrow:          546,238

5.       Directors and officers as at the date of this report:

Directors:

Thomas R. Tough

Curtis Huber

Satwinder Banipal

Officers:

Thomas R. Tough – President

Jatwinder Sidhu - Secretary

Lakhwinder Janda - CFO

DESERT SUN MINING CORP.

Quarterly Report

August 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

During the past year the Company maintained its interest in the Tubutama borate project located in Mexico. Management has attempted to arrange a financing for the project but could not generate any interest in the project that would result in such a financing.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

There were no special resolutions passed by the shareholders during this quarter.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $23,249 have been expended on set up costs for the acquisition and maintenance of the Tubutama Project, Sonora, Mexico.

As a result of an advanced joint venture participatory payment to BPI Industries Inc., the funds were repaid in the form of debt forgiveness by BPI Industries Inc. of $26,818.

SUBSEQUENT EVENTS

The Company recently received notice of default with regard to the agreement on the Tubutama Boron Project in Mexico.

Management passed a resolution dated January 8, 2002 to enter into an agreement with William Multi-Tech Inc. and has signed a letter of intent whereby William Multi-Tech Inc. has agreed to option its Jacobina paleoplacer gold property in Brazil to Desert Sun Mining Corp. for a 2-year period based on the following terms and conditions:  Excluding the two operating mines on the property which cover some two kilometers of strike Length, Desert Sun Mining Corp. will option all exploration rights to the Jacobina paleoplacer gold property. The total land position is approximately 64 kilometres long and two to four kilometres wide.

Desert Sun Mining Corp. has agreed to spend up to $1,000,000 (US) exploring the property over the two-year period to earn a 51% interest. If Desert Sun Mining Corp. spends less that the stipulated amount, its earned interest will be calculated and based on the following guidelines:

Less than $500,000:  0%.

Between $500,000 and $1,000,000:  prorated from 10 % to 51%, based on funds spent.

After the two-year period, Desert Sun Mining Corp. will have the option of putting the property into production and /or conducting further exploration, which will be funded on a 50:50 basis by Desert Sun Mining Corp. and William Multi-Tech Inc..  Desert Sun Mining Corp. will be responsible for providing an independent consultant’s report, to the satisfaction of William Multi-Tech Inc., on the next steps to be taken at Jacobina.

William Multi-tech Inc. will have the right to dilute its interest to a 20% carried net profits interest if Desert Sun

Mining Corp. can finance the project and William Multi-Tech Inc. decides not to match its contribution.

SCHEDULE C: MANAGEMENT DISCUSSION (continued)

Desert Sun Mining Corp. agreed to pay William Multi-Tech Inc. a non-refundable deposit of $25,000 (Cdn) upon the closing of this transaction and after further due diligence. The formal agreement is subject to all regulatory approvals and the approval of the Board of Directors of both companies.

The Board of Directors passed a resolution dated January 8, 2002 wherein the Company has agreed to a $570,000 private placement of its securities, which will consist of the sale of 3,000,000 units at $0.19 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.25 during the first year of the warrant and for $0.28 during the second year of the warrant. A finder’s fee is payable and the proceeds from the private placement will be used for general working capital.

DESERT SUN MINING CORP.

Interim Financial Statements

November 30, 2001

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at November 30, 2001 and the statements of operations and deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
January 25, 2002

DESERT SUN MINING CORP.
Consolidated Balance Sheets
As at
(Unaudited - See Notice to Reader)

	November 30, 2001	August 31, 2001 (audited)
	$	$
ASSETS		
Current Assets		
Cash	6	-
Accounts receivable	2,189	2,172
Prepaid expense	130	130
	2,325	2,302
Capital assets	6,076	6,396
Resource property costs (note 3)	23,249	23,249
	31,650	31,947
LIABILITIES		
Current		
Bank indebtedness	-	7
Accounts payable and accrued liabilities	116,482	115,289
Due to related parties (note 4)	66,683	62,102
	183,165	177,398
SHAREHOLDERS' DEFICIENCY		
Share capital	6,937,867	6,937,867
Deficit	(7,089,382)	(7,083,318)
	(151,515)	(145,451)
	31,650	31,947

Approved by the Board of Directors:

"Thomas R Tough" — Director

"Curtis Huber" — Director

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Operations and Deficit
For the three Month Periods Ended November 30,
(Unaudited - See Notice to Reader)

	2001	2000
	$	$
Revenue		
Interest Income	5	60
Expenses		
Accounting and Legal	1,000	1,000
Amortization	320	400
Management fee	4,500	-
Office and miscellaneous	76	2,834
Rent	-	1,500
Transfer agent, listing and filing fees	173	3,812
	6,069	9,546
Loss for the period	(6,064)	(9,486)
Deficit - beginning of period	(7,083,318)	(7,044,749)
Deficit - end of period	(7,089,382)	(7,054,235)
Loss per share	$ (0.00)	$ (0.00)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Consolidated Statements of Cash Flows

For the three Month Periods Ended November 30,

(Unaudited - See Notice to Reader)

Cash Resources Provided By (Used In)

	2001 $	2000 $
Operating Activities		
Loss for the period	(6,064)	(9,486)
Item not affecting cash:		
Amortization	320	400
	(5,744)	(9,086)
Net changes in non-cash working capital components:		
Accounts receivable	(17)	(204)
Accounts payable and accrued liabilities	1,193	3,996
Due to related party	4,581	993
	13	(4,301)
Net cash provided (used) during period	13	(4,301)
(Bank indebtedness) cash - beginning of period	(7)	9,164
Cash - end of period	6	4,863

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

Quarterly Report
November 30, 2001
(Unaudited - See Notice to Reader)

1. NATURE OF OPERATIONS

The Company's major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated August 31, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the three months ended November 30, 2001 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. RESOURCE PROPERTY COSTS

	August 31, 2001	Net Expenditures	November 30, 2001	November 30, 2000
	$	$	$	$
SONORA, MEXICO				
Tubutama Borate Project				
Acquisition	23,105	-	12,105	10,685
Camp accommodation and travel	144	-	144	-
	23,249	-	23,249	10,685

DESERT SUN MINING CORP.

Interim Financial Statements

February 28, 2002

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at February 28, 2002 and the statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
April 25, 2002

DESERT SUN MINING CORP.

Consolidated Balance Sheets

As at

(Unaudited - See Notice to Reader)

	February 28, 2002 $	August 31, 2001 (audited) $
ASSETS		
Current Assets		
Cash	1,568	-
Accounts receivable	1,580	2,172
Prepaid expense	130	130
	3,278	2,302
Capital assets	5,757	6,396
Resource property costs (note 3)	23,249	23,249
	32,284	31,947
LIABILITIES		
Current		
Bank indebtedness	-	7
Accounts payable and accrued liabilities	120,508	115,289
Due to related parties (note 4)	68,027	62,102
	188,535	177,398
SHAREHOLDERS' DEFICIENCY		
Share capital	6,937,867	6,937,867
Deficit	(7,094,118)	(7,083,318)
	(156,251)	(145,451)
	32,284	31,947

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Operations
(Unaudited - See Notice to Reader)

	For the Three Months Ended February 28,		For the Six Months Ended February 28,	
	2002	2001	2002	2001
			$	$
Revenue				
Interest revenue	-	21	5	81
Expenses				
Administrative services	-	1,291	-	1,291
Amortization	319	380	639	780
Bank charges and interest	179	195	179	195
Investor relations	-	725	-	725
Management fee	(4,500)	-	-	-
Office and miscellaneous	-	(2,347)	76	487
Professional fees	(100)	1,639	900	2,639
Rent	-	1,000	-	2,500
Travel and promotion	4,748	-	4,748	-
Trust and filing	4,090	6,592	4,263	10,404
	4,736	9,475	10,805	19,021
Loss for the period	(4,736)	(9,454)	(10,800)	(18,940)
Deficit - beginning of period	(7,089,382)	(7,054,235)	(7,083,318)	(7,044,749)
Deficit - end of period	(7,094,118)	(7,063,689)	(7,094,118)	(7,063,689)
Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
(Unaudited - See Notice to Reader)

Cash Resources Provided By (Used In)	For the Three Months Ended February 28,		For the Six Months Ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Operating Activities				
Loss for the period	(4,736)	(9,454)	(10,800)	(18,940)
Items not affecting cash				
Amortization	319	380	639	780
	(4,417)	(9,074)	(10,161)	(18,160)
Net changes in non-cash working capital				
Accounts receivable	609	(630)	592	(834)
Accounts payable and accrued liabilities	4,026	6,433	5,219	10,429
Due to related parties	1,344	3,000	5,925	3,993
	1,562	(271)	1,575	(4,572)
Investing Activities				
Resource property costs	-	(1,940)	-	(1,940)
Net cash provided (used) during period	1,562	(2,211)	1,575	(6,512)
Cash (bank indebtedness)- beginning of period	6	4,863	(7)	9,164
Cash - end of period	1,568	2,652	1,568	2,652

See notes to the consolidated financial statements

1. NATURE OF OPERATIONS

The Company's major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated August 31, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the six months ended February 28, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. RESOURCE PROPERTY COSTS

	August 31, 2001	Net Expenditures	February 28, 2002	February 28, 2001
	$	$	$	$
SONORA, MEXICO				
Tubutama Borate Project				
Acquisition	23,105	-	23,105	12,625
Camp accommodation and travel	144	-	144	-
	23,249	-	23,249	12,625

A finder's fee relating to the acquisition of the Tubutama project is payable based on a sliding scale percentage of future profits from the property.

DESERT SUN MINING CORP.
Quarterly Report
February 28, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

During the past year the Company maintained its interest in the Tubutama borate project located in Mexico. Management is currently negotiating with a public company to take over the project.

SUBSEQUENT EVENTS
The Board of Directors passed a resolution dated May 01, 2002 to enter into a revised agreement with William Multi-Tech Inc. whereby William Multi-Tech Inc. has agreed to give an option to earn 50% of its wholly owned subsidiary, Jacobina Mineraceo`e Commercio S.A., which owns the mineral rights and mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil to Desert Sun Mining Corp. for a 2-year period The total land position involved is approximately 64 kilometres long and two to four kilometres wide. The earn-in option is based on the following terms and conditions.:

Desert Sun Mining Corp. has agreed to spend up to $2,000,000 (US) exploring the property over the two-year period to earn a 50% interest in Jacobina Minerea e Commercio S. A. If Desert Sun Mining Corp. spends less than the stipulated amount, its earned interest will be calculated and based on the following guidelines:

Less than $500,000: 0 %.

Between $500,000 and $2,000,000: prorated from 10 % to 50%, based on funds spent.

After the interest has been earned, Desert Sun Mining Corp. will have the option of putting the property back into production and /or conducting further exploration, which will be funded on a 50:50 Joint Venture basis by Desert Sun Mining Corp. and William Multi-Tech Inc.. Desert Sun Mining Corp. will be the operator.

FORM 51-901F

QUARTERLY REPORT

quarterly

Incorporated as part of: ______x_____ **SCHEDULE A**

____________ **SCHEDULES B & C**

ISSUER DETAILS:

DESERT SUN MINING CORP.
2120 - 1055 West Hastings Street
Vancouver, BC
V6E 2E9

Telephone: 604-685-2540
Fax: 604-688-3346

Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact Telephone Number:	604-685-2540
Website:	www.desertsunmining.com
For Quarter Ended:	May 31, 2002
Date of Report:	July 25, 2002

CERTIFICATE:

Director Full Name: Stan Bharti "Stan Bharti"
Date Signed: July 25, 2002

Director Full Name: Gerald McCarvill "Gerald McCarvill"
Date Signed: July 25, 2002

DESERT SUN MINING CORP.

Interim Financial Statements

May 31, 2002

DE VISSER GRAY
CHARTERED ACCOUNTANTS

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at May 31, 2002 and the statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 25, 2002

DESERT SUN MINING CORP.
Consolidated Balance Sheets
As at
(Unaudited- See Notice to Reader)

	May 31, 2002	August 31, 2001 *(audited)*
	$	$
ASSETS		
Current Assets		
Cash	41,159	-
Accounts receivable	1,293	2,172
Prepaid expense	175	130
	42,627	2,302
Capital assets	5,437	6,396
Resource property costs (note 3)	48,249	23,249
	96,313	31,947
LIABILITIES		
Current		
Bank indebtedness	-	7
Accounts payable and accrued liabilities	115,766	115,289
Due to related parties (note 4)	50,177	62,102
	165,943	177,398
SHAREHOLDERS' DEFICIENCY		
Share capital	7,035,367	6,937,867
Deficit	(7,104,997)	(7,083,318)
	(69,630)	(145,451)
	96,313	31,947

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Operations and Deficit
(Unaudited - see Notice to Reader)

	For the Three Months Ended May 31,		For the Nine Months Ended May 31,	
	2002	2001	2002	2001
	$	$	$	$
Revenue				
Interest Income	-	23	-	104
Expenses				
Amortization	320	419	959	1,199
Bank charges and interest, net	2,631	33	2,805	228
Consulting	400	-	400	-
Foreign exchange gain	-	(26)	-	(26)
Investor relations	-	(725)	-	-
Management fees	-	13,500	-	13,500
Office and miscellaneous	1,812	2,073	1,888	3,851
Professional fees	2,549	6,987	3,449	9,626
Rent	1,500	2,000	1,500	4,500
Travel and promotion	-	612	4,748	612
Trust and filing fees	1,667	(3,739)	5,930	6,665
	10,879	21,134	21,679	40,155
Loss for the period	(10,879)	(21,111)	(21,679)	(40,051)
Deficit - beginning of period	(7,094,118)	(7,063,689)	(7,083,318)	(7,044,749)
Deficit - end of period	(7,104,997)	(7,084,800)	(7,104,997)	(7,084,800)
Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
(Unaudited - see Notice to Reader)

	For the Three Month Periods Ended May 31,		For the Nine Month Periods Ended May 31,	
	2002	2001	2002	2001
	$	$	$	$
Cash Resources Provided By (Used In)				
Operating Activities				
Loss for the period	(10,879)	(21,111)	(21,679)	(40,051)
Item not affecting cash:				
Amortization	320	419	959	1,199
	(10,559)	(20,692)	(20,720)	(38,852)
Net changes in non-cash working capital				
Accounts receivable	287	2,636	879	1,802
Accounts payable and accrued liabilities	(4,742)	651	477	11,080
Due to related parties	(17,850)	19,476	(11,925)	23,469
Prepaid expenses	(45)	(157)	(45)	(157)
	(32,909)	1,914	(31,334)	(2,658)
Investing Activities				
Resource property costs	(25,000)	(2,120)	(25,000)	(4,060)
Financing Activities*				
Shares issued	100,000	-	100,000	-
Shares issue costs	(2,500)	-	(2,500)	-
	97,500	-	97,500	0
Net cash (used) provided during the period	39,591	(206)	41,166	(6,718)
Cash - beginning of period	1,568	2,652	(7)	9,164
Cash - end of period	41,159	2,446	41,159	2,446
**Supplemental Schedule of Non-Cash Operating and Financing Activities:*				
Issuance of shares for mineral property acquisition	-	8,360	-	8,360
Issuance of shares for special warrants converted	-	262,500	-	262,500

See notes to the consolidated financial statements

1. NATURE OF OPERATIONS

The Company's major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent that such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated August 31, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the nine months ended May 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

3. RESOURCE PROPERTY COSTS

	August 31, 2001	Net Expenditures	May 31, 2002	May 31, 2001
	$	$	$	$
JACOBINA MINE PALEOPLACER GOLD PROPERTY, BRAZIL				
Jacobina Project				
Acquisition	-	25,000	25,000	-
SONORA, MEXICO				
Tubutama Borate Project				
Acquisition	23,105	-	23,105	23,105
Camp accommodation and travel	144	-	144	-
	23,249	-	23,249	23,105
	23,249	25,000	48,249	23,105

Unaudited - See Notice to Reader

3. RESOURCE PROPERTY COSTS *(continued)*

JACOBINA MINE PALEOPLACER GOLD PROPERTY, BRAZIL
Jacobina Project

The Company entered into an agreement dated May 1, 2002 with William Multi-Tech Inc. ("William") whereby the Company has acquired a two year option to earn a 50% equity interest in William's wholly-owned Brazilian subsidiary, Jacobina Mineracao'e Comercio S.A. ("Jacobina"), which owns mineral rights, mine workings and a 4,000 tonne per day plant located at the Jacobina Mine paleoplacer gold property in Brazil. The total land position involved is approximately 64 kilometres long and two to four kilometres wide. The earn-in option is based on the following terms and conditions:

- The Company has agreed to spend up to $2,000,000 (US) exploring the property over the two-year period to earn a 50% interest in Jacobina. If the Company spends less than the stipulated amount, its earned interest will be calculated on a pro-rata basis based on funds spend relative to this $2,000,000 (US) figure.

- After the interest has been earned, the Company will have the option of putting the property back into production and/or conducting further exploration, which will be funded on a 50:50 joint venture basis by itself and William. The Company will be the project operator.

- William's interest can be diluted to a 20% carried net profits interest if the Company can finance the project and William decides not to match its contribution.

- The Company agreed to pay William a non-refundable deposit of $25,000 (Cdn) (paid) upon the closing of this transaction.

SONORA, MEXICO
Tubutama Borate Project

A finder's fee relating to the acquisition of the Tubutama project is payable based on a sliding-scale percentage of future profits from the property.

4. RELATED PARTY TRANSACTIONS

The Company owes a director (a former President) and a private company that he controls $50,177 for expense reimbursements and loans made to the Company.

5. COMPARATIVE FIGURES

Certain of prior period's comparative figures have been reclassified in conformity with the current period's presentation.

Unaudited - See Notice to Reader

FORM 51-901F

QUARTERLY REPORT

quarterly

ISSUER DETAILS:

DESERT SUN MINING CORP.
2120 - 1055 West Hastings Street
Vancouver, BC
V6E 2E9

Telephone: 604-685-2540
Fax: 604-688-3346

Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact Telephone Number:	604-685-2540
Website:	www.desertsunmining.com
For Quarter Ended:	May 31, 2002
Date of Report:	July 25, 2002

CERTIFICATE:

Director Full Name: Stan Bharti "Stan Bharti"
Date Signed: July 25, 2002

Director Full Name: Gerald McCarvill "Gerald McCarvill"
Date Signed: July 25, 2002

DESERT SUN MINING CORP.
Quarterly Report
May 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs:*

   a) Securities issued:

Date of Issue	Type of Issue	Number of Shares	Price Share	Gross Proceeds
			$	$
May 21, 2002	Private placement	500,000	0.20	(1)97,500

(1) net of share issue costs of $2,500

   b) Options granted: Nil

   a) Authorized capital: 50,000,000 common shares without par value

   b) Issued and outstanding: 16,035,818 common shares

   c) Summary of options, warrants and convertible securities outstanding:

Security	Number Outstanding	Exercise Price	Expiry Date(s)
		$	
Options	1,553,580	0.12	June 14, 2006
Warrants	500,000	0.25/0.28	May 21, 2003/2004

   d) Shares in escrow: 546,238

Directors:
Gerald McCarvill
Thomas R. Tough
Curtis Huber
Eric Edwards
Stan Bharti
Peter Bojtos

Officers:
Stan Bharti - President
Kam Gill - Secretary
Eric Edwards - CFO
Gerald McCarvill - Chairman

DESERT SUN MINING CORP.
Quarterly Report
May 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

During the past year the Company maintained its interest in the Tubutama borate project located in Mexico. Management is currently negotiating with a public company to take over the project.

The Board of Directors passed a resolution dated May 01, 2002 to enter into a revised agreement with William Multi-Tech Inc. whereby William Multi-Tech Inc. has agreed to give an option to earn 50% of its wholly owned subsidiary, Jacobina Mineraceo`e Commercio S.A., which owns the mineral rights and mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil to Desert Sun Mining Corp. for a 2-year period The total land position involved is approximately 64 kilometres long and two to four kilometres wide. The earn-in option is based on the following terms and conditions.:

Desert Sun Mining Corp. has agreed to spend up to $2,000,000 (US) in exploration on the property before December 31, 2004 to earn a 50% interest in Jacobina Minerea e Commercio S. A. If Desert Sun Mining Corp. spends less than the stipulated amount, its earned interest will be calculated and based on the following guidelines:

Less than $500,000: 0 %.

Between $500,000 and $2,000,000: prorated from 10 % to 50%, based on funds spent.

After the interest has been earned, Desert Sun Mining Corp. will have the option of putting the property back into production and /or conducting further exploration, which will be funded on a 50:50 Joint Venture basis by Desert Sun Mining Corp. and William Multi-Tech Inc.. Desert Sun Mining Corp. will be the operator.

CHANGES IN MANAGEMENT

The Annual General Meeting was held on the 28th day of February, 2002 and the following persons were elected to the Board of Directors:

Thomas R. Tough, P.Eng.
Stan Bharti, P.Eng.
Michael Hines, CA.
Curtis Huber
Satwinder Banipal

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

INVESTOR RELATIONS:

FINANCIAL ANALYSIS

SUBSEQUENT EVENTS

On June 25, 2002 the Company announced the appointment of Mr. Eric H. Edwards as Chief Financial Officer, replacing Lahkwinder Janda. Mr. Edwards is a geologist and MBA with over 20 years of experience in mining and finance.

Michael Hines, C.A. has since resigned and was replaced on June 19, 2002 by Peter Bojtos, P.Eng. with over 30 years of worldwide mining industry experience and has a strong background in corporate management.

Gerald McCarvill replaced Satwinder Banipal who resigned on July 11, 2002. Mr. McCarvill was appointed as Chairman and is highly regarded in both the financial services and mining finance sectors.

Jatwindar Sidhu was replaced by Kam Gill as Corporate Secretary.

The Corporation has negotiated a private placement with certain individuals (the "Placees"), pursuant to which the Corporation will issue and sell to the Placees, by way of private placement, an aggregate of up to 5,000,000 special warrants of the Corporation (the "Special Warrants") at a price of $0.40 per Special Warrant, for aggregate gross proceeds of up to $2,000,000;

Each Special Warrant will entitle the holder to acquire, for no additional consideration, one common share of the Corporation and 0.60 of a non-transferable common share purchase warrant (a "Purchase Warrant"). Each whole Purchase Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Warrant Share") at a price of $0.50 per share at any time for a period of two years from the date of issuance of the Special Warrants. Provided, however, that in the event that the weighted average trading price of the Corporation's common shares on the TSX Venture Exchange during the month of October, 2002, is less than Cdn$0.40 per share, each Special Warrant exercised after October 31, 2002 shall entitle the holder to receive 1.1 Underlying Shares and 0.65 Share Purchase Warrants. Special Warrants shall be exercisable for a period of five months following the date of closing. The Corporation will not be obligated to file a prospectus to qualify the distribution of the shares and warrants upon exercise of the Special Warrants.

RAB Capital Limited ("RAB") will act as agent in respect of subscriptions by two Placees in respect of an aggregate of 1,800,000 Special Warrants and in consideration of RAB's services, the Corporation will issue 200,000 non-assignable warrants (the "Broker Warrants") each such Broker Warrant entitling the holder thereof to purchase, on or before the day which is two years after the closing date of the private placement one common share of the Corporation at a price of $0.50 per share.
No finder's Fee is payable with respect to this private placement.

The proceeds from the Special Warrants Private Placement will be used for general working capital and to carry out the proposed exploration programme on the Jacobina project in Bahia State in northeastern Brazil. The Private Placement has been conditionally accepted for filing by theTSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29610

(Registrant)

Date: January 22, 2004       By /s/ Stan Bharti_______________________________

                                                  Stan Bharti, President/CEO/Director